EXHIBIT 11





                              DBA SYSTEMS, INC.
                     COMPUTATION OF EARNINGS PER SHARE
               (in thousands, except per share information)
                                  (Unaudited)


                                             	Three Months Ending Sept. 30,
	                                                  1996           	1995
Net income 	                                 (A)  	$323           	$259



Weighted average shares outstanding	              	4,483          	4,434
Incremental shares - stock options		                  30	             75
Subtotal                                    	(B)  	4,513	          4,509
Incremental shares - stock options		                  14
Total	                                       (C)  	4,527	          4,509

Net earnings per common and common
	equivalent share	                         (A/B)   	$.07           	$.06

Net earnings per common share, assuming
   full dilution 	                         (A/C)   	$.07           	$.06


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